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As filed with the Securities and Exchange Commission on September 30, 2003

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM F-9
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

THE THOMSON CORPORATION
(Exact name of Registrant as specified in its charter)

Ontario (Province or other jurisdiction of incorporation or organization)	2731 (Primary Standard Industrial Classification Code Number)	98-0176673 (I.R.S. Employer Identification Number, if applicable)

Metro Center, One Station Place
Stamford, Connecticut 06902, United States
(203) 969-8700
(Address and telephone number of Registrant's principal executive offices)

Thomson U.S. Holdings Inc.,
Metro Center, One Station Place, Stamford, Connecticut 06902, United States
(203) 969-8700
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copy to:

Andrew J. Beck, Esq.
Torys LLP
237 Park Avenue, New York, New York
10017-3142

        Approximate date of commencement of proposed sale of the securities to the public: From time to time after the effective date of this Registration Statement.

Province of Ontario, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):
A.	☐	upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada)
B.	☒	at some future date (check the appropriate box below):
		1.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than seven calendar days after filing).
		2.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
		3.	☒	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
		4.	☐	after the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box: ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)

Debt Securities	$2,000,000,000	100%	$2,000,000,000	$78,945

(1)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended.
(2)
An aggregate of $82,885 of the amount of the registration fee was previously paid in connection with $331,540,000 of the $1,881,540,000 of unissued securities registered under the Registration Statement on Form F-9 (File No. 333-14074) initially filed on November 8, 2001 by the Registrant ($470,385 in fees paid), which unsold securities are hereby deregistered. Accordingly, pursuant to Rule 457(p) of the General Rules and Regulations under the Securities Act of 1933, as amended, $82,885 is being offset against the total registration fee due for this Registration Statement.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE AS PROVIDED IN RULE 467 UNDER THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A) OF THE ACT, MAY DETERMINE.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

I-1

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form base shelf prospectus is obtained from the securities regulatory authorities.

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

New Issue	September 30, 2003

The Thomson Corporation

US$2,000,000,000

Debt Securities
(unsecured)

We may from time to time issue one or more series of unsecured debt securities, which we refer to as Debt Securities, in an aggregate principal amount of up to US$2,000,000,000 (or the equivalent in other currencies) or, if any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate issue price of US$2,000,000,000 (or the equivalent in other currencies), during the 25 month period that this short form prospectus, including any amendments hereto, remains valid.

We will provide the specific terms of the Debt Securities in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplements carefully before you invest.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY AND ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and our financial statements are subject to Canadian generally accepted auditing standards and Canadian and U.S. securities regulatory auditor independence standards. Our financial statements may not be comparable to financial statements of U.S. companies.

Owning the Debt Securities may have tax consequences in both the United States and Canada. This prospectus and any applicable prospectus supplement may not describe these tax consequences fully. You should consult your own tax advisor with respect to your own particular circumstances and read the tax discussion in this prospectus and any applicable prospectus supplement.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because we are incorporated under the laws of the Province of Ontario, Canada, some of our officers and directors and some of the experts named in this prospectus are residents of Canada and some of our assets and some of the assets of those officers, directors and experts may be located outside of the United States.

ABOUT THIS PROSPECTUS

        In this prospectus, the words "we," "us," "our" and "our company" and other similar words are references to The Thomson Corporation and its consolidated subsidiaries unless the context requires otherwise. All references in this prospectus to "$" or "US$" are to U.S. dollars.

        This prospectus is part of a registration statement on Form F-9 relating to the Debt Securities that we filed with the U.S. Securities and Exchange Commission, or SEC. Under this "shelf" registration process, we may, from time to time, sell any combination of Debt Securities in one or more offerings up to an aggregate principal amount of US$2,000,000,000. This prospectus provides you with a general description of the Debt Securities that we may offer. Each time we sell Debt Securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of Debt Securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information." This prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to our company and the Debt Securities.

        We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles, or Canadian GAAP, which differs from U.S. generally accepted accounting principles, or U.S. GAAP. Therefore, our consolidated financial statements incorporated by reference in this prospectus, in any applicable prospectus supplement and in the documents incorporated by reference in this prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to Note 25 of our consolidated financial statements for the year ended December 31, 2002 for a discussion of the principal differences between our financial results calculated under Canadian GAAP and U.S. GAAP (and the corresponding notes for subsequent years). Unless otherwise indicated, financial information in this prospectus has been prepared in accordance with Canadian GAAP.

WHERE YOU CAN FIND MORE INFORMATION

        Information has been incorporated by reference in this prospectus from documents filed with the securities regulatory authorities in each of the provinces of Canada. Copies of the documents incorporated by reference in this prospectus may be obtained on request without charge from the Secretary, The Thomson Corporation, Suite 2706, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A1 (telephone no. (416) 360-8700). For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of our company at the above-mentioned address and telephone number.

        You may also access our disclosure documents and any reports, statements or other information that we file with the securities regulatory authorities in each of the provinces of Canada through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR and which may be accessed at www.sedar.com. SEDAR is the Canadian equivalent of the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov. In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the information requirements of the U.S. Securities Exchange Act of 1934 and, in accordance with the Exchange Act, file reports and other information with the SEC.

        You may read any document we file with or furnish to the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549, at 233 Broadway, New York, New York, 10279 and at 500 West Meridian Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference rooms. Our filings are also electronically available from the SEC's EDGAR, as well as from commercial document retrieval services.

        You are invited to read and copy any reports, statements or other information that we file with the securities regulatory authorities in each of the provinces of Canada at their respective public reference rooms. Reports and other information about us should also be available for inspection at the offices of the Toronto Stock Exchange and the New York Stock Exchange. Under the multijurisdictional disclosure system adopted by the United States and Canada, we are permitted to incorporate by reference in this prospectus certain information we file with the SEC and the securities regulatory authorities in Canada, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is an important part of this prospectus. Information incorporated by reference must be filed as exhibits to the registration statement on Form F-9 that we have filed with the SEC in connection with the Debt Securities.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents, which have been filed with the securities regulatory authorities in each of the provinces of Canada and with the SEC, are specifically incorporated by reference in this prospectus:

  •
  our audited comparative consolidated financial statements and the notes thereto, as set out on pages 55 to 93 of our annual report for the year ended December 31, 2002, and the accompanying auditors' report thereon;

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  our management's discussion and analysis for the audited comparative consolidated financial statements referred to above, as set out on pages 32 to 54 of our annual report for the year ended December 31, 2002;

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  our management information circular dated April 7, 2003 relating to our annual meeting of shareholders held on May 7, 2003, except for the sections entitled "Report on Executive Compensation," "Composition of the Human Resources Committee," "Performance Graph" and "Statement of Corporate Governance Practices";

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  our annual information form dated March 26, 2003 for the year ended December 31, 2002;

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  our unaudited comparative consolidated financial statements, as set out on pages 18 to 37 of our interim report to shareholders for the six months ended June 30, 2003; and

  •
  our management's discussion and analysis for the unaudited comparative consolidated financial statements referred to above, as set out on pages 1 to 17 of our interim report to shareholders for the six months ended June 30, 2003.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        Any documents of the type referred to above, any material change reports (excluding confidential reports, if any), all updated interest coverage ratio information, as well as all prospectus supplements disclosing additional or updated information that we file with the securities regulatory authorities in Canada after the date of this prospectus and prior to the termination of the distribution shall be deemed to be incorporated by reference into this prospectus. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

        A prospectus supplement containing the specific terms of any Debt Securities will be delivered, together with this prospectus, to purchasers of such Debt Securities and will be deemed to be incorporated into this prospectus for the purposes of securities legislation as of the date of such prospectus supplement, but only for the purposes of the distribution of the Debt Securities to which such prospectus supplement pertains.

        When we file a new annual information form and the related audited comparative consolidated financial statements with, and where required, they are accepted by, the applicable securities regulatory authorities during the time that this prospectus is valid, the previous annual information form, the previous audited comparative consolidated financial statements and all unaudited comparative consolidated financial statements, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Debt Securities under this prospectus.

        You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of Debt Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of the applicable prospectus supplement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some statements included and incorporated by reference in this prospectus constitute forward-looking statements. The words "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "may" and "should" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These forward-looking statements are not historical facts but reflect our current expectations concerning future results and events. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, which include, but are not limited to:

  •
  actions of our competitors;

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  the failure of our significant investments in technology to increase our revenues or decrease our operating costs;

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  our failure to fully derive anticipated benefits from our acquisitions;

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  our failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets;

  •
  our failure to meet the special challenges involved in expansion of our operations outside North America;

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  our failure to recruit and retain high quality management and key employees;

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  the consolidation of our customers;

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  increased self-sufficiency of our customers;

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  increased accessibility to free or relatively inexpensive information sources;

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  our failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements;

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  changes in the general economy;

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  actions or potential actions that could be taken by our principal shareholder, The Woodbridge Company Limited;

  •
  inadequate protection of our intellectual property rights;

  •
  an increase in our effective income tax rate;

  •
  impairment of our goodwill and identifiable intangible assets; and

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  failures or disruptions of our electronic delivery systems or the Internet.

        These factors and other risk factors described in some of the documents incorporated by reference in this prospectus are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements that reflect our view only as of the date of this prospectus. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

        Investing in the Debt Securities is subject to certain risks. Before purchasing Debt Securities, you should consider carefully the risk factors set forth below and those under the heading "Risk Factors" in our annual information form, which is contained in our annual report on Form 40-F for the year ended December 31, 2002 (and our annual information forms for subsequent years), as well as the other information contained in and incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and, if applicable, those described in the applicable prospectus supplement. If any event arising from these risks occurs, our business, prospects, financial condition, results of operation and cash flows could be materially and adversely affected.

Fluctuations in exchange rates could give rise to foreign currency exposure.

        Debt Securities denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending on the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in Debt Securities denominated in currencies other than the local currency. Debt Securities are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

Credit ratings assigned to Debt Securities may change.

        We cannot assure you that any credit rating, if any, assigned to Debt Securities issued hereunder will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such rating may have an adverse effect on the market value of the Debt Securities.

There may not be a trading market for the Debt Securities.

        There is currently no market through which the Debt Securities may be sold. We cannot assure you that a secondary market for trading in the Debt Securities will develop or that any secondary market which does develop will continue.

The Debt Securities will be subordinated to creditors of our subsidiaries.

        We conduct our operations through a number of subsidiaries and to the extent any such subsidiary has or incurs indebtedness with a third party, the holders of the Debt Securities will effectively be subordinated to the claims of the holders of such third party indebtedness, including in the event of liquidation or upon a realization of the assets of any such subsidiary.

THE THOMSON CORPORATION

        The Thomson Corporation was incorporated under the Business Corporations Act (Ontario), Canada by articles of incorporation dated December 28, 1977. We have amended our articles from time to time, most recently on December 5, 1996, and we restated our articles as amended on September 1, 1998. Our registered office is at Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A1. Our principal office in the United States is Metro Center, One Station Place, Stamford, Connecticut 06902.

OUR BUSINESS

        We are a global leader in providing integrated information solutions to business and professional customers. We organize our operations in four market groups that are structured on the basis of the customers they serve:

  •
  Thomson Legal & Regulatory provides integrated information solutions to legal, tax, accounting, intellectual property, compliance and business professionals;

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  Thomson Learning provides integrated learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals;

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  Thomson Financial provides integrated information and workflow solutions to the global financial services industry; and

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  Thomson Scientific & Healthcare provides integrated information solutions to researchers, physicians and other professionals in the academic, corporate and healthcare communities.

USE OF PROCEEDS

        Unless otherwise specified in a prospectus supplement that accompanies this prospectus, the net proceeds from the sale of the Debt Securities will be added to our general funds and we will use them for general corporate purposes including to repay existing indebtedness. We may from time to time issue debt securities and incur additional indebtedness other than through an offering under this prospectus and any applicable prospectus supplements.

INTEREST COVERAGE

        After giving effect to our issuance on August 5, 2003 of US$200,000,000 aggregate principal amount of 4.25% notes due 2009 and US$250,000,000 aggregate principal amount of 5.25% notes due 2013 and the use of the net proceeds from that offering, as if such offering occurred at the beginning of each period, the pro-forma interest, including these new notes and other long-term and short-term debt for the 12 months ended December 31, 2002 and June 30, 2003, would amount to US$261 million and US$242 million, respectively, for each such period. Our consolidated net earnings before deducting interest expense and other financing costs (including the effect of related debt swaps) and before income taxes for the 12 months ended December 31, 2002 were US$1,093 million, which is 4.19 times the pro-forma interest for that period, and for the 12 months ended June 30, 2003 were US$1,196 million, which is 4.93 times the pro-forma interest for that period.

        Excluding the results of discontinued operations, consolidated net earnings before deducting interest expense and other financing costs (including the effect of related debt swaps) and before income taxes for the 12 months ended December 31, 2002 were US$1,015 million, which is 3.89 times the pro-forma interest for that period, and for the 12 months ended June 30, 2003 were US$1,127 million, which is 4.65 times the pro-forma interest for that period.

        These coverage ratios do not give effect to the issuance of Debt Securities that may be issued pursuant to this prospectus.

SHARE CAPITAL

        Our authorized capital consists of an unlimited number of common shares and an unlimited number of preference shares without par value issuable in series. As of August 31, 2003, 654,372,229 common shares and 6,000,000 Series II cumulative redeemable floating rate preference shares were outstanding.

DESCRIPTION OF DEBT SECURITIES

        This section describes certain general terms and provisions of the Debt Securities. We will provide the particular terms and provisions of a series of Debt Securities and a description of how the general terms and provisions described below apply to that series in a prospectus supplement. Thus, for a description of the terms of a particular series of Debt Securities, you must refer to both the applicable prospectus supplement relating to that series and the description of the Debt Securities contained in this prospectus. In this section, the words "we," "us," "our" and "our company" refer only to The Thomson Corporation and not to any of our consolidated subsidiaries.

        Unless otherwise specified in a prospectus supplement, the Debt Securities will be issued under a trust indenture dated November 20, 2001, as amended and supplemented from time to time, between our company and Computershare Trust Company of Canada, which we refer to below as the Trustee. The trust indenture is subject to the provisions of the Business Corporations Act (Ontario) and the provisions of the U.S. Trust Indenture Act of 1939, as amended, although it is exempt from the operation of certain provisions of the Trust Indenture Act pursuant to Rule 4d-9 thereunder. We filed a copy of the form of trust indenture on November 8, 2001 with the securities regulatory authorities in Canada and as an exhibit to a registration statement that we filed with the SEC.

        This summary information does not purport to be complete and is qualified in its entirety by reference to the provisions of the Debt Securities and the trust indenture, including the definition of certain terms in the trust indenture. It is the trust indenture, and not this summary, that governs the rights of holders of Debt Securities. Capitalized terms that are used below and not defined have the meanings assigned to them in the trust indenture. We have defined selected terms at the end of this section. Section references below are to sections of the trust indenture.

  General

        The trust indenture does not limit the amount of Debt Securities that may be issued under the trust indenture. The trust indenture provides that Debt Securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. We may offer no more than

US$2,000,000,000 (or the equivalent in non-U.S. Currency) aggregate principal amount of Debt Securities pursuant to this prospectus. The specific terms of any series of Debt Securities will be established at the time of issuance and will be described in the applicable prospectus supplement. These terms may include, but are not limited to, any of the following:

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  the specific designation of the Debt Securities;

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  any limit on the aggregate principal amount of the Debt Securities;

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  the date or dates, if any, on which the Debt Securities will mature and the portion (if other than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of Maturity;

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  the rate or rates per annum (which may be fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Dates for any interest payable on the Debt Securities which are in registered form;

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  any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities may be redeemed or purchased at the option of our company or otherwise;

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  whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities in bearer form and as to exchanges between registered and bearer form;

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  whether the Debt Securities will be issuable in the form of one or more registered global securities and if so the identity of the depository for such registered global securities;

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  the denominations in which any of the Debt Securities will be issuable if other than denominations of US$1,000 and any multiple thereof;

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  each office or agency where the principal of and any premium and interest on the Debt Securities will be payable and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

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  if other than U.S. dollars, the foreign currency or the units based on or relating to foreign currencies in which the Debt Securities are denominated and/or in which the payment of the principal of and any premium and interest on the Debt Securities will or may be payable;

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  any index pursuant to which the amount of payments of principal of and any premium and interest on the Debt Securities will or may be determined; and

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  any other terms of the Debt Securities, including covenants and additional Events of Default. (Section 301)

        The trust indenture also provides that there may be more than one Trustee under the trust indenture, each with respect to one or more different series of Debt Securities. See "—Resignation of Trustee" below for more information. In the event that there is more than one trustee under the trust indenture, the powers and trust obligations of each trustee as described in this prospectus shall extend only to the one or more series of Debt Securities for which it is trustee. If more than one trustee is acting under the trust indenture, then the Debt Securities (whether of one or more than one series) for which each trustee is acting shall in effect be treated as if issued under separate trust indentures. At a time when two or more trustees are acting, each with respect to only a certain series, the term "Debt Securities" as used in this prospectus shall mean the one or more series with respect to which each respective Trustee is acting.

        Some or all of the Debt Securities may be issued under the trust indenture as Original Issue Discount Securities (bearing no interest or interest at a rate that at the time of issuance is below market rates) to be issued at prices below their stated principal amounts.

        The general provisions of the trust indenture do not contain any provisions that would limit the ability of our company to incur indebtedness or that would afford Holders protection in the event of a highly leveraged or similar transaction involving our company.

        Under the trust indenture, we will have the ability, in addition to the ability to issue Debt Securities with terms different from those of other Debt Securities previously issued, without the consent of the Holders, to reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series. (Section 301)

  Ranking and Other Indebtedness

        The Debt Securities will be unsecured obligations of our company and will rank equally with all other unsecured and unsubordinated obligations of our company.

  Form, Denomination, Exchange and Transfer

        Debt Securities of a series may be issuable solely as registered Debt Securities issuable in denominations of US$1,000 and integral multiples of US$1,000 or in such other denominations as may be provided for by the terms of the Debt Securities of any particular series. The trust indenture also provides that Debt Securities of a series may be issuable in global form, which we refer to as Global Securities. Debt Securities of any series will be exchangeable for other Debt Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. (Section 305)

        The Debt Securities may be presented for exchange as described above, and Debt Securities may be presented for registration of transfer (duly endorsed or accompanied by a written instrument of transfer), at the corporate trust office of the Trustee or at the office of any transfer agent designated by our company for such purpose with respect to any series of Debt Securities. No service charge will be made for any transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. We may at any time designate one or more successor or additional transfer agents with respect to any series of Debt Securities and may from time to time rescind any such designation. (Section 305) We will be required to maintain a transfer agent in each Place of Payment for such series. (Section 1002)

        So long as required by the Business Corporations Act (Ontario), we shall cause to be kept, by our company or a trust corporation registered in Ontario, a central securities register that complies with the requirements of the Business Corporations Act (Ontario). Additionally, we will cause to be recorded promptly in the central securities register maintained pursuant to the Business Corporations Act (Ontario), the particulars of each issue, exchange or transfer of Debt Securities. Unless otherwise provided for in the case of any series of Debt Securities, the Trustee shall maintain at its corporate trust office a branch register containing the same information with respect to each entry contained therein as contained in the central register. In the event of a conflict between the information contained in the central register and the information contained in a branch register, the information contained in the central register shall prevail. (Section 305)

        We shall not be required to:

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  issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

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  register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or

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  issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder except the portion, if any, of such Debt Security not to be so repaid. (Section 305)

  Events of Default

        The trust indenture provides, with respect to any series of Outstanding Debt Securities thereunder, that the following shall constitute Events of Default:

  (i)
  default in the payment of any interest upon any Debt Security of that series, when the same becomes due and payable, continued for 30 days;

  (ii)
  default in the payment of the principal of or any premium on any Debt Security of that series at its Maturity;

  (iii)
  default in the deposit of any sinking fund or analogous payment when due by the terms of any Debt Security of that series;

  (iv)
  default in the performance, or breach, of any covenant or warranty of our company in the trust indenture (other than a covenant or warranty, a default in whose performance or whose breach is specifically dealt with elsewhere in the trust indenture), continued for 60 days after written notice to our company;

  (v)
  certain events of bankruptcy, insolvency or reorganization; and

  (vi)
  any other Event of Default provided with respect to the Debt Securities of that series. (Section 501)

        No Event of Default provided with respect to a particular series of Debt Securities necessarily constitutes an Event of Default with respect to any other series of Debt Securities. (Section 501) We are required to file with the Trustee, annually, an Officer's Certificate as to our compliance with all conditions and covenants under the trust indenture. (Section 1004) The trust indenture provides that the Trustee may withhold notice to the Holders of Debt Securities of any default (except payment defaults on the Debt Securities) if it considers it in the best interest of the Holders of Debt Securities to do so. (Section 502)

        If an Event of Default listed in clause (i), (ii), (iii), (iv) or (vi) of the second preceding paragraph with respect to Debt Securities of a particular series occurs and is continuing, the Trustee or the Holders of not less than 25% in principal amount of Outstanding Debt Securities of that series may declare the Outstanding Debt Securities of that series due and payable immediately. If an Event of Default listed in clause (v) of the preceding paragraph occurs and is continuing, then the Trustee or the Holders of not less than 25% in principal amount of all Debt Securities then Outstanding may declare the principal amount of all of the Outstanding Debt Securities to be due and payable immediately. However, in either case the Holders of a majority in principal amount of the Outstanding Debt Securities of that series, or of all Outstanding Debt Securities, as the case may be, by written notice to us and the Trustee, may, under certain circumstances, rescind and annul such declaration. (Section 503)

        Subject to the provisions relating to the duties of the Trustee, in case an Event of Default with respect to Debt Securities of any or all series occurs and is continuing, the Trustee shall be under no obligation to exercise any of its rights or powers under the trust indenture at the request, order or direction of any of the Holders of such Debt Securities, unless such Holders shall have offered to the Trustee reasonable indemnity against the expenses and liabilities which might be incurred by it in compliance with such request. (Section 508) Subject to such provisions for the indemnification of the Trustee, the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (with respect to any remedy, trust or power relating to or arising under an Event of Default described in clause (i), (ii), (iii), (iv) or (vi) above) or the Holders of a majority in principal amount of all Outstanding Debt Securities (with respect to any other remedy, trust or power), as the case may be, shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the trust indenture, or exercising any trust or power conferred on the Trustee. (Section 513)

        The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all the Debt Securities of such series waive any past default described in clause (i), (ii), (iii), (iv) or (vi) above (or, in the case of a default described in clause (v) above, the Holders of not less than a majority in principal amount of all Outstanding Debt Securities may waive any such past default) and its consequences, except a default (a) in the payment of the principal of (or premium, if any) or any interest on any Debt Security, or (b) in respect of a covenant or provision that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected thereby. (Section 514)

  Negative Pledge

        The trust indenture will provide that, so long as any Debt Securities are Outstanding, we will not:

  •
  create or permit to subsist after knowledge of the existence thereof any mortgage, lien, pledge, encumbrance, conditional sale or other title retention agreement, or other similar security interest, or Security Interest, upon any part of any undertaking or assets to secure any of our Debt; or

  •
  permit any Material Subsidiary to give any Guarantee to secure any of our Debt;

        without at the same time or as soon as reasonably practicable thereafter according to the Holders of Debt Securities a ratable and pari passu interest in the same Security Interest or Guarantee, as applicable, but this covenant will not apply to, or operate to prevent:

  (i)
  any Security Interest for, or any Guarantee by a Material Subsidiary of, any of our Debt, the amount of which, when aggregated with the amount of all other Debt of our company then outstanding in respect of which Security Interest or a Guarantee by a Material Subsidiary has been given, excluding any Security Interest or Guarantee given pursuant to the exceptions in subparagraphs (ii) to (iv), would not exceed 10% of Consolidated Shareholders' Equity;

  (ii)
  any Security Interest on (a) any asset (including shares) acquired or held by our company to secure our Debt incurred solely for the purpose of financing the acquisition, construction, research, development or improvement of such asset or (b) shares of a Subsidiary organized solely to acquire any such asset;

  (iii)
  the assumption by our company of any Security Interest in existence on any asset at the time of acquisition thereof, including any such assumption consequent upon any amalgamation, merger, arrangement or other corporate reorganization;

  (iv)
  our company giving Security Interest (other than on shares or fixed assets) in the ordinary course of its business to any bank or banks or others to secure any Debt of our company that is not a Funded Obligation; or

  (v)
  the extension, renewal or refunding of any Security Interest permitted under subparagraphs (ii) to (iv) to the extent of the principal amount of our Debt secured by and owing under any such Security Interest at the time of such extension, renewal or refunding. (Section 1007)

  Modification and Waiver

        Modification and amendment of the trust indenture may be made by our company and the Trustee with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities that are affected by such modification or amendment; provided that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, among other things;

  •
  change the Stated Maturity of, the principal of (or premium, if any), or any installment of interest on any such Debt Security;

  •
  change the time at which any Debt Security may or shall be redeemable or repayable;

  •
  reduce the principal amount or the rate of interest on or any premium payable on any Debt Security;

  •
  reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof;

  •
  adversely affect any right of repayment at the option of the Holder of any such Debt Security;

  •
  change the Currency or Place of Payment of principal of, or any premium or interest on, any such Debt Security;

  •
  reduce the above-stated percentage of Holders of such Outstanding Debt Securities necessary to modify or amend the trust indenture or to consent to any waiver thereunder (including a waiver of certain defaults);

  •
  change any obligation of our company to pay Additional Amounts provided for pursuant to Section 1005 of the trust indenture, with certain exceptions; or

  •
  modify the foregoing requirements with certain exceptions. (Section 902)

        The Holders of a majority in principal amount of Outstanding Debt Securities affected thereby have the right to waive compliance by our company with certain covenants. (Section 1008)

        Our company and the Trustee may modify and amend the trust indenture without the consent of any Holder, for any of the following purposes:

  •
  to evidence the succession of another Person to our company as obligor under the trust indenture;

  •
  to add to the covenants of our company for the benefit of the Holders of all or any series of Debt Securities;

  •
  to add Events of Default for the benefit of the Holders of all or any series of Debt Securities;

  •
  to change or eliminate any provisions of the trust indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision or any such change or elimination shall not apply to any Outstanding Debt Security;

  •
  to secure the Debt Securities pursuant to the provisions described above under "—Negative Pledge" and "—Merger, Consolidation or Amalgamation", or otherwise;

  •
  to establish the form or terms of Debt Securities of any series;

  •
  to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the trust indenture by more than one Trustee;

  •
  to cure any ambiguity, defect or inconsistency in the trust indenture, provided such action does not adversely affect the interests of Holders of Debt Securities of any series in any material respect;

  •
  to comply with any requirements of the Commission in order to effect and maintain the qualification of the trust indenture under the TIA; or

  •
  to supplement any of the provisions of the trust indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of Debt Securities, provided, however, such action shall not adversely affect the interests of the Holders of any Debt Securities in any material respect. (Section 901)

        The trust indenture provides that in determining whether the Holders of the requisite principal amount of Debt Securities of a series then Outstanding have given any request, demand, authorization, direction, notice, consent or waiver thereunder:

  •
  the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the maturity thereof,

  •
  the principal amount of a Debt Security denominated in a Currency or Currencies other than U.S. dollars shall be the U.S. dollar equivalent, determined as of the date such Debt Securities were originally issued by our company, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Original Issue Discount Security of the amount determined as provided in the first bullet above), and

  •
  Debt Securities owned by our company or any other obligor or affiliate of our company or such other obligor shall be disregarded and not deemed to be Outstanding. (Section 101)

  Merger, Consolidation or Amalgamation

        The trust indenture provides that our company may not amalgamate or consolidate with or merge into any other person or convey, transfer, sale or lease our properties and assets substantially as an entirety to any Person, unless:

  •
  the Person formed by such consolidation or amalgamation or into which we are merged or the Person which acquires or leases our properties and assets substantially as an entirety is organized or existing under the laws of any Canadian, United States, United Kingdom or other country that is in the European Community jurisdiction expressly assumes our obligations on the Debt Securities and under the trust indenture, and

  •
  certain other conditions are met. (Section 801)

        In addition, no such amalgamation, consolidation, merger or transfer may be made if, as a result thereof, any property or assets of our company would become subject to any mortgage or other encumbrance securing Debt, unless such mortgage or other encumbrance could be created pursuant to the provisions described under "—Negative Pledge" above without equally and ratably securing the Debt Securities or unless the Debt Securities are secured equally and ratably with, or prior to, the Debt secured by such mortgage or other encumbrance. (Section 803)

  Discharge, Defeasance and Covenant Defeasance

        We may discharge certain obligations to Holders of any series of Debt Securities issued under the trust indenture which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee trust funds in an amount sufficient to pay the entire indebtedness on such Debt Securities for principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be. (Section 401)

        We may, at our option and at any time, elect to have our obligations discharged with respect to the Outstanding Debt Securities of or within any series, which we refer to as defeasance. Defeasance means that we shall be deemed to have paid and discharged the entire indebtedness represented by such Outstanding Debt Securities and to have satisfied our other obligations under the trust indenture with respect to such Debt Securities, except for:

  •
  the rights of Holders of such Outstanding Debt Securities to receive solely from the trust fund described below payments in respect of the principal of (and premium, if any) and interest on such Debt Securities when such payments are due;

  •
  our obligations with respect to such Debt Securities relating to the issuance of temporary securities, the registration, transfer and exchange of the Debt Securities, the replacement of mutilated, destroyed, lost or stolen Debt Securities, the maintenance of an office or agency in the applicable Place of Payment, the holding of money for security payments in trust and with respect to the payment of Additional Amounts, if any, pursuant to Section 301 of the trust indenture;

  •
  the rights, powers, trusts, duties and immunities of the Trustee; and

  •
  the defeasance provisions of the trust indenture.

        We may, at our option and at any time, elect to be released from our obligations with respect to certain covenants that are described in the trust indenture (including those described under "—Negative Pledge" and "—Merger, Consolidation or Amalgamation" above), and we refer to this as "covenant defeasance," and any omission to comply with such obligations thereafter shall not constitute a default or an Event of Default with respect to such Debt Securities. (Sections 1401, 1402 and 1403)

        In order to exercise either defeasance or covenant defeasance:

  •
  we must irrevocably deposit with the Trustee (or other qualifying trustee), in trust, for the benefit of the Holders of such Debt Securities, cash, Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants to pay the principal of (and premium, if any) and interest on such Outstanding Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefore in the Currency in which such Debt Securities are then specified as payable at Stated Maturity;

  •
  in the case of defeasance, we shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in the United States stating that (x) we have received from, or there has been published by, the Internal Revenue Service a ruling or (y) since the date of the trust indenture, there has been a change in the applicable United States Federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of such Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

  •
  in the case of covenant defeasance, we shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in the United States to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

  •
  in the case of defeasance or covenant defeasance, we shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in Canada or a ruling from the Canada Customs and Revenue Agency to the effect that Holders of such Outstanding Securities will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax purposes as a result of such defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal or provincial income tax and other tax including withholding tax, if any, on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred; and

  •
  we have delivered to the Trustee an Opinion of Counsel to the effect that the deposit referenced in the first bullet above will not cause the Trustee or the trust so created to be subject to the U.S. Investment

    Company Act of 1940, as amended and that we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of the deposit referred to in the first bullet above or at any time during the period ending on the 91st day after the date of such deposit. (Section 1404)

        If, after we have deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to any Debt Securities:

  •
  the Holder of any such Debt Security is entitled to, and does, elect pursuant to the terms of such Debt Security to receive payment in a Currency other than that in which such deposit has been made in respect of such Debt Security, or

  •
  the Currency in which such deposit has been made in respect of any such Debt Security ceases to be used by its government of issuance, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest, if any, on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the Currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable Market Exchange Rate. (Section 1405)

        All payments of principal of (and premium, if any), and interest, if any, on any Debt Security that is payable in a Currency other than U.S. dollars that ceases to be used by its government of issuance shall be made in U.S. dollars. (Section 312)

  Payment of Principal and Interest and Paying Agents

        Unless otherwise specified in Section 301 of the trust indenture, principal (premium, if any) and interest, if any, on Debt Securities will be payable at an office or agency maintained by our company in New York, New York, except that at our option, interest, if any, may be paid by

  •
  check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register, or

  •
  wire transfer to an account located in the United States or Canada maintained by the person entitled thereto as specified in the Security Register. (Sections 307, 1001 and 1002)

        Payment of any installment of interest on Debt Securities will be made to the Person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such interest. (Section 307)

        Any Paying Agent outside the United States and any other Paying Agent in the United States initially designated by our company for the Debt Securities may be established for each series of Debt Securities. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for such series. (Section 1002)

  Resignation of Trustee

        The Trustee may resign or be removed with respect to one or more series of Debt Securities and a successor Trustee may be appointed to act with respect to such series. (Section 608) In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the trust indenture separate and apart from the trust administered by any other such Trustee (Section 609), and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee.

  Book-Entry Debt Securities

        The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary for a series of Debt Securities. Global Securities may be issued in either temporary or permanent form. Unless otherwise provided for a series of Debt Securities, Debt Securities that are represented by a Global Security will be issued in denominations of

US$1,000 and any integral multiple thereof or in such other denominations as may be provided for by the terms of the Debt Securities of any particular series, and will be issued in registered form only, without coupons. Payments of principal of (premium, if any) and interest on Debt Securities represented by a Global Security will be made by the Trustee to the depositary or its nominee.

  Governing Law

        The trust indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. The trust indenture is subject to the provisions of the Trust Indenture Legislation and shall, to the extent applicable, be governed by such provisions. (Section 111)

  Consent to Jurisdiction and Service

        The trust indenture provides that we have designated Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19805-1297, as our authorized agent for service of process in any suit, action or proceeding arising out of or relating to the trust indenture and the Debt Securities that may be instituted in any federal or state court located in the Borough of Manhattan, in The City of New York, or brought under United States federal or state securities laws or brought by the Trustee, and has irrevocably submitted to the jurisdiction of such courts. (Section 113)

  Enforceability of Judgments under U.S. Laws

        Since some of our assets are outside the United States, any judgment obtained in the United States against us, including any judgment with respect to the payment of interest and principal on the Debt Securities, may not be collectible within the United States.

        We have been informed by our counsel, Torys LLP, that a court of competent jurisdiction in the Province of Ontario would enforce a final and conclusive judgment in personam of a court sitting in the Borough of Manhattan, the City of New York, New York, which we refer to as a New York court, that is subsisting and unsatisfied respecting the enforcement of the trust indenture and the Debt Securities that is not impeachable as void or voidable under the internal laws of the State of New York for a sum certain if:

  •
  the court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (and submission by our company in the trust indenture to the jurisdiction of the New York court will be sufficient for the purpose);

  •
  such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of Ontario, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada);

  •
  the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue or penal laws; and

  •
  the action to enforce such judgment is commenced within six years of the date of such judgment.

        We have been advised by such counsel that there is some doubt as to the enforceability in Canada, against our company or against any of our respective directors, officers and experts who are not residents of the United States, by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated solely upon the United States federal securities laws.

Definitions

        Set forth below is a summary of certain of the defined terms used in the trust indenture. Reference is made to the trust indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. (Section 101)

        "Business Day", when used with respect to any Place of Payment or any other location referred to in the trust indenture, expressly or impliedly, which shall include Toronto, Ontario, New York, New York and London,

England, hereunder, or in the Debt Securities, means, unless otherwise specified with respect to any Debt Securities pursuant to Section 301, each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that Place of Payment or other such location are authorized or obligated by law or executive order to close.

        "Consolidated Shareholders' Equity" means the aggregate of the stated capital accounts for all outstanding shares of our company and the amount of consolidated surplus of our company and our Subsidiaries, whether paid in, earned, or otherwise, as such consolidated surplus is shown on the then most recent audited consolidated balance sheet of our company, determined in accordance with GAAP.

        "Debt" means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

        "Funded Obligation" means any Debt, the principal amount of which by its terms is not payable on demand and the due date of payment of which, after giving effect to any right of extension or renewal exercisable unilaterally on the part of the obligor, is more than 18 months from the date of the creation, issue or incurring of the same.

        "GAAP" means generally accepted accounting principles which are in effect from time to time in Canada (or, if we hereafter determine to prepare our principal consolidated financial statements in accordance with generally accepted accounting principles which are in effect from time to time in the United States, such principles).

        "Guarantee" means any guarantee, indemnity or similar obligation.

        "Material Subsidiary" means any Subsidiary of our company the sales of which for the 12 months ending at the end of the most recently completed fiscal year of such Subsidiary represent 5% or more of the sales of our company and its consolidated Subsidiaries taken as a whole for the 12 months ending at the end of the most recently completed fiscal year of our company, or the gross assets of which as at the end of the most recently completed fiscal year of such Subsidiary represent 5% or more of the gross assets of our company and its consolidated Subsidiaries taken as a whole as at the end of the most recently completed fiscal year of our company, calculated in each case in accordance with GAAP.

        "Subsidiary" means any corporation of which at the time of determination our company, directly and/or indirectly through one or more Subsidiaries, owns more than 50% of the shares of Voting Stock of such corporation.

        "Trust Indenture Act" or "TIA" means the Trust Indenture Act of 1939, as amended as in force at the date as of which a trust indenture was executed, except as provided in Section 905 of the trust indenture.

        "Trust Indenture Legislation" means, at any time, statutory provisions relating to trust indentures and the rights, duties, and obligations of trustees under the trust indentures and of corporations issuing debt obligations under trust indentures to the extent that such provisions are at such time in force and applicable to the trust indenture, and at the date of a trust indenture means (i) the applicable provisions of the Business Corporations Act (Ontario) and the regulations thereunder as amended or re-enacted from time to time, and (ii) the Trust Indenture Act and regulations thereunder, but only to the extent applicable under Rule 4d-9 under the Trust Indenture Act.

        "Voting Stock" means stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency). (Section 101)

PLAN OF DISTRIBUTION

        We may sell the Debt Securities:

  •
  through underwriters or dealers;

  •
  directly to one or more purchasers; or

  •
  through agents.

        We may sell Debt Securities at fixed prices or at non-fixed prices, such as prices determined by reference to the prevailing price of the specified securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the securities. The applicable prospectus supplement will set forth the terms of the offering of the Debt Securities, including the name or names of any underwriters, the purchase price of such Debt Securities and the proceeds to our company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Only underwriters so named in the prospectus supplement are deemed to be underwriters in connection with the Debt Securities offered thereby.

        If underwriters are used in the sale, the Debt Securities may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Debt Securities of the series offered through the applicable prospectus supplement if any of such Debt Securities are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        We may also sell Debt Securities directly at such prices and upon such terms as agreed to by our company and the purchaser or through agents designated by our company from time to time. Any agent involved in the offering and sale of the Debt Securities in respect of which this prospectus is delivered will be named, and any commissions payable by our company to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent is acting on a best efforts basis for the period of its appointment.

        We may agree to pay the underwriters a commission for various services relating to the issue and sale of the Debt Securities offered hereby.

        In connection with any offering of the Debt Securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Debt Securities offered at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time. Underwriters, dealers and agents who participate in the distribution of the Debt Securities may be entitled under agreements to be entered into with our company to indemnification by our company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. These underwriters, dealers and agents may be customers of, engage in transactions with or perform services for our company in the ordinary course of business.

CERTAIN INCOME TAX CONSIDERATIONS

        A prospectus supplement will describe the material Canadian federal income tax consequences to an investor who is not a resident of Canada (for purposes of the Income Tax Act (Canada)) of acquiring Debt Securities, including whether payment of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

        A prospectus supplement will also describe any material U.S. federal income tax consequences of the acquisition, ownership and disposition of Debt Securities by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), including any such consequences relating to Debt Securities payable in a currency other than U.S. dollars, issued at an original issue discount for U.S. federal income tax purposes or containing any early redemption provisions or other special terms.

LEGAL MATTERS

        Unless otherwise specified in the prospectus supplement, certain matters relating to the Debt Securities offered by this prospectus will be passed upon on behalf of the Corporation by Torys LLP. As of September 26, 2003, the partners and associates of Torys LLP beneficially owned, directly or indirectly, less than 1% of our outstanding common shares. Certain partners of Torys LLP are assistant secretaries of our company and certain of our associates and affiliates.

EXPERTS

        Our consolidated financial statements incorporated in this prospectus by reference to our annual report for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting. The address of PricewaterhouseCoopers LLP is Suite 3000, P.O. Box 82, Royal Trust Tower, Toronto-Dominion Centre, Toronto, Ontario, Canada M5K 1G8.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part:

  •
  the documents listed in the fourth paragraph under "Where You Can Find More Information" in this prospectus;

  •
  consents of accountants and counsel;

  •
  powers of attorney from our directors and officers;

  •
  the trust indenture dated November 20, 2001 relating to the Debt Securities; and

  •
  our method for calculating interest coverage ratios.

PURCHASERS' STATUTORY RIGHTS

        Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. A purchaser of Debt Securities should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser. Rights and remedies may be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

CERTIFICATE OF THE THOMSON CORPORATION

Date: September 30, 2003

        This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of all of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) RICHARD J. HARRINGTON President and Chief Executive Officer	(Signed) ROBERT D. DALEO Executive Vice President and Chief Financial Officer
On behalf of the Board of Directors
(Signed) W.G. BEATTIE Director	(Signed) J.A. TORY Director

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers

        Under the Business Corporations Act (Ontario), we may indemnify a present or former director or officer or a person who acts or acted at our request as a director or officer of another corporation of which our company is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of our company or such other corporation and provided that the director or officer acted honestly and in good faith with a view to the best interests of our company, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such director or officer had reasonable grounds for believing that his or her conduct was lawful. Such indemnification may be made in connection with an action by or on behalf of our company or such other corporation to procure a judgment in its favor only with court approval. A director or officer is entitled to indemnification from our company as a matter of right if he or she was substantially successful on the merits in his or her defense of the action or proceeding and fulfilled the conditions set forth above.

        The by-laws of our company provide that we shall indemnify a director or officer, a former director or officer or a person who acts or acted at our request as a director or officer of a body corporate of which our company is or was a shareholder or creditor, and the heirs and legal representatives of such a person against all costs, charges, expenses and liabilities incurred while carrying out such acts, except as prohibited by law.

        The by-laws of our company further provide that we may, to the extent permitted by the Business Corporations Act (Ontario), purchase and maintain insurance for the benefit of any director or officer, a former director or officer or a person who acts or acted at our request as a director or officer of a body corporate of which our company is or was a shareholder or creditor.

        A policy of directors' and officers' liability insurance is maintained by our company which insures, subject to certain exclusions, directors and officers for losses as a result of claims against our directors and officers in their capacity as directors and officers and also reimburses us for payments made pursuant to the indemnity provided by our company pursuant to the Business Corporations Act (Ontario) and our by-laws.

        In addition, we have entered into agreements with each of our directors which indemnify them to the maximum extent permitted by law.

        Insofar as indemnification for liabilities under the Securities Act (Ontario) may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act (Ontario) and is, therefore, unenforceable.

II-1

EXHIBITS

Exhibit No.	Description
4.1	Annual information form dated March 26, 2003 for the year ended December 31, 2002 (incorporated by reference from Thomson's Form 40-F for the year ended December 31, 2002)
4.2
Audited comparative consolidated financial statements as at and for the years ended December 31, 2002 and 2001, together with the notes thereto, the accompanying auditor's report thereon and Comments by Auditors for United States of America Readers on Canada — United States of America Reporting Differences (incorporated by reference from Thomson's Form 40-F for the year ended December 31, 2002)
4.3
Management's discussion and analysis for the audited comparative consolidated financial statements for the years ended December 31, 2002 and 2001 (incorporated by reference from Thomson's Form 40-F for the year ended December 31, 2002)
4.4
Management information circular dated April 7, 2003 relating to Thomson's annual meeting of shareholders held on May 7, 2003, except for the sections entitled "Report on Executive Compensation," "Composition of the Human Resources Committee, " "Performance Graph" and "Statement of Corporate Governance Practices" (which portions shall be deemed not to have been filed as a part of, or incorporated by reference in, this Registration Statement) (incorporated by reference from Thomson's Form 6-K dated April 7, 2003)
4.5
Unaudited comparative consolidated financial statements contained in Thomson's interim report to shareholders for the six months ended June 30, 2003 (incorporated by reference from Thomson's Form 6-K dated August 4, 2003)
4.6
Management's discussion and analysis for the unaudited comparative consolidated financial statements for the six months ended June 30, 2003 contained in Thomson's interim report to shareholders for the six months ended June 30, 2003 (incorporated by reference from Thomson's Form 6-K dated August 4, 2003)
5.1	Consent of Torys LLP
5.2	Consent of PricewaterhouseCoopers LLP
6.1	Powers of attorney (included on the signature pages of this Registration Statement)
7.1
Trust Indenture between Thomson and Computershare Trust Company of Canada, as Trustee dated November 20, 2001 (incorporated by reference from Thomson's Registration Statement on Form F-9 dated November 8, 2001 (File No. 333-14074))
9.1	Method of calculation of interest coverage

References in this exhibit index to "Thomson" are to The Thomson Corporation.

II-2

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information related to the securities registered pursuant to this Form F-9 or to transactions in said securities.

Item 2.    Consent to Service of Process

  (a)
  At the time of filing this Form F-9, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

  (b)
  At the time of filing this Form F-9, Computershare Trust Company of Canada, the Trustee under the Indenture, is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

  (c)
  Any change to the name or address of the agent for service of the Registrant or the Trustee shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on this 30th day of September 2003.

THE THOMSON CORPORATION
By:	/s/ DEIRDRE STANLEY Name: Deirdre Stanley Title: Senior Vice President and General Counsel

POWER OF ATTORNEY

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on September 30, 2003. Each person whose individual signature appears below hereby authorizes David Hulland, Deirdre Stanley and Stephane Bello, or any of them, to execute in the name and on behalf of each such person and to file any amendment to this Registration Statement, and appoints David Hulland, Deirdre Stanley and Stephane Bello, or any of them, as attorney-in-fact to sign on his or her behalf individually and in each capacity stated below, and to file any amendments to this Registration Statement, including any and all post-effective amendments.

Name	Title

/s/ RICHARD J. HARRINGTON Richard J. Harrington	President, Chief Executive Officer and Director (principal executive officer)
/s/ ROBERT D. DALEO Robert D. Daleo	Executive Vice-President, Chief Financial Officer and Director (principal financial and accounting officer)
/s/ DAVID K.R. THOMSON David K.R. Thomson	Director
/s/ W. GEOFFREY BEATTIE W. Geoffrey Beattie	Director
/s/ RON D. BARBARO Ron D. Barbaro	Director
/s/ V. MAUREEN KEMPSTON DARKES V. Maureen Kempston Darkes	Director
/s/ STEVEN A. DENNING Steven A. Denning	Director
/s/ JOHN F. FRASER John F. Fraser	Director

III-2

/s/ ROGER L. MARTIN Roger L. Martin	Director
/s/ VANCE K. OPPERMAN Vance K. Opperman	Director
/s/ DAVID H. SHAFFER David H. Shaffer	Director
/s/ JOHN M. THOMPSON John M. Thompson	Director
/s/ KENNETH R. THOMSON Kenneth R. Thomson	Director
/s/ RICHARD M. THOMSON Richard M. Thomson	Director
Peter J. Thomson	Director
/s/ JOHN A. TORY John A. Tory	Director

III-3

AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative in the United States of The Thomson Corporation, in the City of Stamford, State of Connecticut, on this 30th day of September 2003.

THOMSON U.S. HOLDINGS INC.
By:	/s/ DEIRDRE STANLEY Name: Deirdre Stanley Title: Vice President and Secretary

III-4

EXHIBIT INDEX

Exhibit No.	Description
4.1	Annual information form dated March 26, 2003 for the year ended December 31, 2002 (incorporated by reference from Thomson's Form 40-F for the year ended December 31, 2002)
4.2
Audited comparative consolidated financial statements as at and for the years ended December 31, 2002 and 2001, together with the notes thereto, the accompanying auditor's report thereon and Comments by Auditors for United States of America Readers on Canada — United States of America Reporting Differences (incorporated by reference from Thomson's Form 40-F for the year ended December 31, 2002)
4.3
Management's discussion and analysis for the audited comparative consolidated financial statements for the years ended December 31, 2002 and 2001 (incorporated by reference from Thomson's Form 40-F for the year ended December 31, 2002)
4.4
Management information circular dated April 7, 2003 relating to Thomson's annual meeting of shareholders held on May 7, 2003, except for the sections entitled "Report on Executive Compensation," "Composition of the Human Resources Committee, " "Performance Graph" and "Statement of Corporate Governance Practices" (which portions shall be deemed not to have been filed as a part of, or incorporated by reference in, this Registration Statement) (incorporated by reference from Thomson's Form 6-K dated April 7, 2003)
4.5
Unaudited comparative consolidated financial statements contained in Thomson's interim report to shareholders for the six months ended June 30, 2003 (incorporated by reference from Thomson's Form 6-K dated August 4, 2003)
4.6
Management's discussion and analysis for the unaudited comparative consolidated financial statements for the six months ended June 30, 2003 contained in the Company's interim report to shareholders for the six months ended June 30, 2003 (incorporated by reference from Thomson's Form 6-K dated August 4, 2003)
5.1	Consent of Torys LLP
5.2	Consent of PricewaterhouseCoopers LLP
6.1	Powers of attorney (included on the signature pages of this Registration Statement)
7.1
Trust Indenture between Thomson and Computershare Trust Company of Canada, as Trustee (incorporated by reference from Thomson's Registration Statement on Form F-9 dated November 8, 2001 (File No. 333-14074))
9.1	Method of calculation of interest coverage

References in this exhibit index to "Thomson" are to The Thomson Corporation.

QuickLinks

PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Table of Contents
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
RISK FACTORS
THE THOMSON CORPORATION
OUR BUSINESS
USE OF PROCEEDS
INTEREST COVERAGE
SHARE CAPITAL
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
CERTAIN INCOME TAX CONSIDERATIONS
LEGAL MATTERS
EXPERTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
PURCHASERS' STATUTORY RIGHTS
CERTIFICATE OF THE THOMSON CORPORATION
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
EXHIBITS
PART III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
POWER OF ATTORNEY
AUTHORIZED REPRESENTATIVE
EXHIBIT INDEX